DSM Press Release

DSM Corporate Communications, [redacted] Netherlands
5 5740680

DSM

07E

Lyon (FR) / Heerlen (NL), 11 March 2007

DSM contributes to fight global hunger and malnutrition

Firm takes action by partnering with the UN World Food Programme

Feike Sijbesma, Managing Board DSM, said that the life science industry is able to make a major contribution to fight global malnutrition and hunger, conditions that affect more than 850 million people worldwide.

Speaking at the biennial BioVision life sciences conference, Sijbesma said: *"Business cannot survive in a society that fails. Solving malnutrition and hunger are critical to achieving the United Nations' Millennium Development Goals, which are aimed at halving hunger and poverty by 2015. Companies in amongst others the life sciences sector, with their expertise and leadership, can serve as a driving force to tackle these problems."*

As a demonstration of DSM's commitment, Sijbesma announced a global partnership with the United Nations World Food Programme (WFP), the largest provider of food aid to the world's hungry. The partnership will focus on improving and increasing nutritious food for people in poor countries and during humanitarian crises. DSM will provide WFP with expertise and high-nutrient products as well as financial assistance.

"We are thrilled about the partnership with DSM," said WFP Executive Director James Morris. *"Every four seconds, a person dies of hunger and its related diseases. If we can ensure better nutrition for the millions of people we serve, than we are not only saving lives, but also better ensuring healthy and productive futures."*

Hunger is the number one cause of death in the world, killing more people than AIDS, malaria and tuberculosis combined. But even if people have enough food to survive, this food is variable in nutritional value. This means that even if there is sufficient caloric intake, there is a lack of certain key nutrients. This type of undernutrition is generally referred to as 'hidden hunger' – malnutrition resulting from vitamin and mineral deficiencies. The results of malnutrition can extend for example to impaired productive capacity and blindness from vitamin A deficiency. According to WFP, the cost of child malnutrition is as much as two to three percent of annual GDP in some developing countries.

DSM is well positioned to contribute to the elimination of malnutrition. Besides the already 20 years existing humanitarian program SIGHT AND LIFE, DSM has developed the Nutrition Improvement Program (NIP) over the last few years. NIP provides technical and scientific support for supplementation programs and for the fortification of staple foods with essential vitamins and minerals in developing countries. A new example in this context is the 'nutritious rice kernel': an exact replica of a rice kernel with a high concentration of vitamins and minerals, which through mixing with normal rice makes it highly nutritious food. DSM owns rights regarding a patented process to produce this novel fortificant.

DSM's Corporate Social Responsibility: creating the win- win
DSM plays a role in the fight against malnutrition with the existing Nutrition Improvement and SIGHT AND LIFE programs and the new partnership with the World Food Programme. These initiatives are part of DSM's Corporate Social Responsibility (CSR) strategy. DSM strongly believes that it can contribute to solving social issues while creating a win- win situation. Leveraging on DSM's Value Chain, structural relief and development activities for developing countries and communities are defined as a part of the business strategy. The approach cuts both ways: eliminating malnutrition genuinely improves the physical and mental ability of people and structurally improves living and working conditions. This in turn creates new business opportunities for companies like DSM.

About DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

About the DSM Nutrition Improvement Program
The Nutrition Improvement Program (NIP) of DSM Nutritional Products Ltd. is working towards the creation of mandatory food fortification in developing markets with essential vitamins and minerals to combat malnutrition. This addition can be achieved at no additional cost for the consumer. Further the Nutrition Improvement Program supports the effectiveness and sustainability of existing food fortification activities, this mainly through close partnership with key stakeholders such as governmental and non-governmental organizations providing technical and product expertise.

About SIGHT AND LIFE
SIGHT AND LIFE is a humanitarian initiative of DSM covering a wide range of activities in cooperation with global and local partners and in collaboration with leading universities. To ensure a sustainable and significant improvement in human nutrition and health, SIGHT AND LIFE encourages partnerships, the generation and exchange of scientific information and the formation of networks. SIGHT AND LIFE is committed to improving people's nutrition and wellbeing, with a recent shift in emphasis from SIGHT to LIFE. To this end the initiative is engaged in fighting 'hidden hunger' – malnutrition caused by micronutrient deficiencies – by raising awareness of these deficiencies as serious public health issues.

About the World Food Programme
WFP, the world's largest humanitarian agency, feeds and nourishes an average of 100 million people in over 80 countries each year. For more information, visit www.wfp.org.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

World Food Programme
Private Donor Relations Division
Monica Marshall
tel. +39 (06) 6513 3266
fax +39 (06) 6513 3031

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

08E Lyon (FR) / Heerlen (NL), 12 March 2007

DSM SIGHT AND LIFE presents book on Nutritional Anemia

Building bridges to combat malnutrition

SIGHT AND LIFE, the humanitarian initiative of DSM – the leading manufacturer for nutritional ingredients – presented the book *Nutritional Anemia* at BioVision 2007. The book aims to help fight the devastating health burden of nutritional anemia throughout the world.

Kul Gautam (UNICEF) and Michael Stayton (UN World Food Programme) received the book from **SIGHT AND LIFE** at a special session on March 11th, 2007 at BioVision, the World Life Sciences Forum in Lyon (France).

Editors Klaus Kraemer (**SIGHT AND LIFE**, Basel, Switzerland) and Michael B. Zimmermann (Swiss Federal Institute of Technology, Zurich, Switzerland) worked with leading scientists from academia and UN agencies in compiling the latest research on nutritional anemia. The book will be instrumental in fighting this form of malnutrition and thus contribute to reaching the Millennium Development Goals of the United Nations.

Nutritional anemia is a condition in which there are too few red blood cells and/or insufficient hemoglobin. Its main causes are a lack of iron, vitamin A, folic acid and/or vitamin B_{12}. More than two billion people globally are affected by anemia – especially mothers and children in the developing world – and approximately one million of them die of anemia every year. Up to 200 million children are not reaching their mental and physical potential because of this and other forms of malnutrition. The loss in gross domestic product is estimated to amount to $50 billion (US) per year. Unfortunately, there has been little documented progress in the global fight against this public health scourge over the last decades.

Klaus Kraemer, Secretary General of **SIGHT AND LIFE** explains: *"With this book, which for the first time specifies all critical factors of nutritional anemia, we want to demonstrate our responsibility and point the way forward in combating this public health problem. What we still need is to build bridges between science and technology, service providers, and political as well as financial decision makers. The eradication of nutritional anemia will be a big step forward in reaching the Millennium Development Goals of the UN in terms of malnutrition, morbidity and mortality of children and mothers and will have a major benefit on the social and economic development of the affected countries."*

Literature:

Klaus Kraemer and Michael B. Zimmermann (editors): "Nutritional Anemia", SIGHT AND LIFE Press, 2007, ISBN 3-906412-33-4.

About SIGHT AND LIFE
SIGHT AND LIFE is a humanitarian initiative of DSM covering a wide range of activities in cooperation with global and local partners and in collaboration with leading universities. To ensure a sustainable and significant improvement in human nutrition and health, SIGHT AND LIFE encourages partnerships, the generation and exchange of scientific information and the formation of networks. SIGHT AND LIFE is committed to improving people's nutrition and wellbeing, with a recent shift in emphasis from SIGHT to LIFE. To this end the initiative is engaged in fighting 'hidden hunger' – malnutrition caused by micronutrient deficiencies – by raising awareness of these deficiencies as serious public health issues.

About DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

www.sightandlife.org

END